EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	6/30/2014	6/30/2014
EARNINGS
Income Before Income Taxes	$297,347	$189,517	$201,434	$157,801	$252,615	$292,620	$165,365
Fixed Charges (as below)	173,293	174,965	168,003	168,656	167,362	166,788	83,112
Total Earnings	$470,640	$364,482	$369,437	$326,457	$419,977	$459,408	$248,477

FIXED CHARGES
Interest Expense	$101,145	$104,465	$97,665	$102,739	$97,710	$98,401	$49,338
Credit for Allowance for Borrowed Funds Used During Construction	8,348	8,500	7,838	4,717	9,752	8,487	3,824
Estimated Interest Element in Lease Rentals	63,800	62,000	62,500	61,200	59,900	59,900	29,950
Total Fixed Charges	$173,293	$174,965	$168,003	$168,656	$167,362	$166,788	$83,112

Ratio of Earnings to Fixed Charges	2.71	2.08	2.19	1.93	2.50	2.75	2.98